                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2003

                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

PAOLO DAL PINO EXPLAINS

STRATEGIC OBJECTIVES FOR 2003 – 2005 TO THE FINANCIAL COMMUNITY

Milan, 14 February 2003 – Paolo Dal Pino, Managing Director of Seat PG, presents to the financial community the strategic objectives of the Group for the coming three years.

Based on updated objectives and considering the changing economic context, expected revenues in the period of 2003-2005 will show average annual growth of between 6% and 8% (8-10% in the 2001-2004 plan).

The Gross Operating Profit – which accounted for 29.8% of revenues in 2002, a level approaching last year's goal of a GOP exceeding 30% for 2004 - will mark average annual growth in 2003-2005 of between 11% and 13%.

Based on present-day objectives, average annual growth of operating income is expected to reach 27-29%.

Net debt, already reduced by Euro 242 million in 2002, should decrease further in the coming three-year period, to show a positive net financial position in 2005.

The presentation will be available for viewing on the web site: www.seat.it/english/incontro_comunita.asp

Telecom Italia Communication & Media Relations

Internet & Media Press Office: + 39 06.36882023-2066

Comunicazione.stampa@seat.it

Seat PG Investor Relations: +39 06 51448424

Investor.relations@seat.it

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to strategic objectives for the next three years (2003-2005). The ability of the Telecom Italia Group to achieve the objectives is dependant on many factors which are outside of management's control.  Actual results may differ materially from those forecasted or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

•

the continuing impact of increased competition in a liberalized market,

•

including competition from global and regional alliances formed by other

•

telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

•

the ability of the Telecom Italia Group to introduce new services to

•

stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

•

the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

•

the impact of regulatory decisions and changes in the regulatory environment;

•

the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

•

the continuing impact of rapid changes in technologies;

•

the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

•

the impact of fluctuations in currency exchange and interest rates;

•

Telecom Italia's ability to continue the implementation of its 2002-2004 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

•

the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

•

Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

•

SEAT's ability to successfully implement its internet strategy;

•

the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

•

the amount and timing of any future impairment charges for Telecom Italia's licences, goodwill or other assets; and

•

the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted objectives.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 14th, 2003

                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)

                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer